EXHIBIT A

PARADIGM FUNDS

Amendment #1 to Agreement and Declaration of Trust

The  Trustees of PARADIGM FUNDS (the "Trust") duly adopted resolutions setting forth a proposed amendment of the Agreement and Declaration of Trust of the Trust.  The first paragraph of Section 4.2 of the Agreement and Declaration of Trust shall be as follows:

"Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the "PARADIGM VALUE FUND", the "PARADIGM OPPORTUNITY FUND" and the "PARADIGM SELECT FUND" Series of Shares.  The Shares of these Series and any Shares of any further Series of Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series of Class at the time of establishing and designating the same) have the following relative rights and preferences:

The above paragraph shall supercede and take the place of the existing first paragraph for Section 4.2 of the Agreement and Declaration of Trust.

The relative rights and preferences of the Series shall be those rights and preferences set forth in Section 4.2 of the Agreement and Declaration of Trust of the Trust.